Exhibit 99.1

Westport & Volvo Car Belux Launch Bi-Fuel Volvo V60 in Belgium & Luxembourg

VANCOUVER and BRUSSELS, Belgium, Jan. 12, 2016 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and vehicles, today announced the launch of Bi-Fuel Volvo cars in Belgium and Luxembourg in connection with Volvo Car Belux. Unveiled for the Belgium market today at the 94th European Motor Show in Brussels, the 2016 Volvo V60 Bi-Fuel car will be available for order at participating Volvo dealers in the region from January 2016.

"Using compressed natural gas brings several advantages including lower emissions, less engine wear due to reduced residue production, and lower fuel consumption compared to a traditional petrol engine. This car is future forward, reducing CO2 emissions from 149g to 116g, and when operated using biogas, the emissions fall further to 38g. We won a "Tour de Belgique New Energy" award in November 2015 based on the car's low fuel consumption.  I am confident that the launch of this new product, the result of a successful partnership with Westport, will attract new customers to Volvo," said Wim Maes, Managing Director of Volvo Car Belux.

"Westport's global leadership in performance natural gas engine technology is built on years of innovation and experience working with automotive and engine OEMs to deliver practical product solutions. We continue to find new ways to meet future emissions reduction targets using alternative fuels and advanced engine technologies," said Nancy Gougarty, President and COO of Westport.

"Following on the success of Volvo Bi-Fuel cars in Sweden, this is the first export market for the vehicles and has attracted interest from fleets, dealers, and governments who support the reality of cleaner vehicles," added Per-Inge Kruse, Customer Director for Westport. "Bringing Bi-Fuel Volvo cars to new markets will add value to customers who seek the environmental benefits of compressed natural gas, but also want the performance, premium quality and safety that Volvo brings."

The Belgian natural gas association (ARGB/KVBG) will showcase a 2016 Volvo V60 Bi-Fuel car in Hall 6 at the European Motor Show in Brussels this week, with another V60 available for test drives.

Belgium currently boasts 40 natural gas fuel stations with 30 more planned for 2016. The number of compressed natural gas (CNG) vehicles on the road increased from 650 to 2,600 between December 2013 and December, 2015. Through tax incentives and other initiatives, Belgium's Flemish Region alone plans to increase its natural gas vehicles to 40,000 units and the number of stations to 300 by 2020.

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

This press release contains forward-looking statements, including statements regarding the timing for and availability of the 2016 Volvo V60 Bi-fuel car, emissions reductions, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities and timing of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our industry and products, the general economy, governmental policies and regulation, technology innovations, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Investor Inquiries: Darren Seed, Vice President, Capital Markets & Communications, Westport, T: +1 604-718-2046, invest@westport.com; Media Inquiries: Holly Black, Director, Communications, Westport, T: +1 604-718-2011, media@westport.com; Inquiries - Europe: Per-Inge Kruse, Customer Director, Westport, T: +46 (0) 31 757 8533, pkruse@westport.com

CO: Westport Innovations Inc.

CNW 03:05e 12-JAN-16